Exhibit 99.2
ELBIT IMAGING LTD.
5 Kinneret Street, Bnei-Brak, Israel
Tel: (972-3) 608-6078

NOTICE OF EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS

To the shareholders of Elbit Imaging Ltd.:

Notice is hereby given that the Extraordinary General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. will be held at 11:00 a.m. (Israel time) on March 13, 2014, at our offices at 5 Kinneret Street, 32nd floor, Bnei-Brak, Israel.

By order of the District Court of Tel Aviv in connection with our recently consummated debt restructuring, we have called the Meeting pursuant to an expedited notice period and electronic proxy process described below. Your prompt action is required to vote on the proposals described in the attached Proxy Statement.

Throughout this Notice of Extraordinary General Meeting of Shareholders and the attached Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.   To elect up to seven of the following eight nominees as members of the Company's Board of Directors (listed in alphabetical order by last name): Alon Bachar, Eliezer Avraham Brender, Ron Hadassi, Shlomo Kelsi, Yoav Kfir, Boaz Lifschitz, Nadav Livni and Shlomo Nass.

Only shareholders of record at the close of business on March 4, 2014 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the form of proxy card filed by the Company on Form 6-K with the Securities and Exchange Commission and return it promptly to our office at the address above so that it is received by us at least 48 hours before the Meeting. Forms of proxy may be faxed to the attention of the Company's Corporate Secretary at +972-3-6086050.  Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares).  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares on behalf of the record holder as well as a statement from such record holder that it did not vote such shares, in which case the legal proxy and such statement from the record holder must be delivered or faxed to the Company together with your proxy card.

If your shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to our office at the address above a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. If you are unable to attend the Meeting in person, you are requested to complete, date and sign the form of written ballot filed by the Company with the Israel Securities Authority. Written ballots, together with confirmations of ownership, may be faxed to the attention of the Company's Corporate Secretary at +972-3-6086050.

Joint holders of shares should note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors,

SHIMON YITZHAKI
 Executive Chairman

Bnei-Brak, Israel
February 27, 2014

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ELBIT IMAGING LTD.
5 Kinneret Street, Bnei-Brak, Israel
Tel: (972-3) 608-6078

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of our ordinary shares (the "Shares"), in connection with the solicitation of proxies by our Board of Directors (the "Board of Directors") for use at the Extraordinary General Meeting of Shareholders (the "Meeting") to be held on March 13, 2014 at 11:00 a.m. (Israel time) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.

Throughout this Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.     To elect up to seven of the following eight nominees as members of the Company's Board of Directors (listed in alphabetical order by last name): Alon Bachar, Eliezer Avraham Brender, Ron Hadassi, Shlomo Kelsi, Yoav Kfir, Boaz Lifschitz, Nadav Livni and Shlomo Nass;

Currently, we are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

At least two holders of Shares, present in person or by proxy, and holding or representing, in the aggregate, at least one-third of our voting power, will constitute a quorum at the Meeting. If no quorum is present within an hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

VOTING AND REVOCATION OF PROXIES;
SHARES HELD IN "STREET NAME"

You may vote your Shares by attending the Meeting and voting your Shares in person.  If you are unable to attend the Meeting in person, you are requested to complete, date and sign the form of proxy card filed by the Company on Form 6-K with the Securities and Exchange Commission and return it promptly to our office at the address above so that it is received by us at least 48 hours before the Meeting. Forms of proxy may be faxed to the attention of the Company's Corporate Secretary at +972-3-6086050.  Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares).  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares on behalf of the record holder as well as a statement from such record holder that it did not vote such shares, in which case the legal proxy and such statement from the record holder must be delivered or faxed to the Company together with your proxy card.

If your shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to our office at the address above a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. If you are unable to attend the Meeting in person, you are requested to complete, date and sign the form of written ballot filed by the Company with the Israel Securities Authority. Written ballots, together with confirmations of ownership, may be faxed to the attention of the Company's Corporate Secretary at +972-3-6086050.

If you fail to vote by proxy or in person with regard to a specific proposal, the Shares represented by such proxy or owned by you will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares will not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Notwithstanding the above and to the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by you and returned without instructions, the Shares represented by the proxy will be voted "FOR" all of the proposals set forth above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "FOR" nor "AGAINST" the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

You may revoke your proxies at any time before the Meeting by voting your Shares in person at the Meeting if you are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your Shares) or by returning a later-dated proxy card so that it is received by us at least 48 hours before the Meeting. The chairman of the Meeting may, at the chairman's sole discretion, accept a proxy after such time.

Proxies for use at the Meeting that are being solicited by our management and Board of Directors will generally not be mailed to shareholders.  Solicitations of proxies may be made by telephone, facsimile or other means of contact by certain officers, employees or our agents, none of whom will receive additional compensation therefor. We will bear the entire expense of solicitation.

OUTSTANDING SHARES AND VOTING RIGHTS

We had, as of February 27, 2014, 553,134,519 Shares outstanding.  Only shareholders of record at the close of business on March 4, 2014 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.  The voting rights of all shareholders are the same.  Each Share is entitled to one vote upon each matter to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

To our knowledge, based on the information provided by the shareholders, the following table sets forth those entities which beneficially own 5% or more of our outstanding Shares:

Name	Number of Shares	Approximate Percentage of Shares
York Capital Management Global Advisers LLC and/or certain funds and/or accounts managed by it or its affiliates 1	108,100,257	19.54%

Davidson Kempner Partners and affiliates2	78,825,942	14.25%

Prior to the consummation of our debt restructuring on February 20, 2014, Mr. Mordechay Zisser, through companies under his control, beneficially owned 12,545,527 ordinary shares3, which then constituted approximately 50% of our outstanding ordinary shares. Immediately following the closing of the debt restructuring, these shares constituted approximately 2.26% of the outstanding shares.

1	Based on an “ownership confirmation” as of February 25, 2014 we received from the shareholder.

2	Based on an “ownership confirmation” as of February 25, 2014 we received from the shareholder.

3
These shares include: (i) 12,399,987 shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser (see below); (ii) 24,837 shares held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Zisser, by virtue of his control of Control Centers Ltd., which wholly owns Marina Herzeliya (Limited Partnership) 1988; (iii) 120,703 shares directly held by Mr. Zisser.

Control Centers Ltd., is a private company controlled by Mr. Zisser. Europe-Israel (M.M.S.) Ltd. ("Europe-Israel") is an Israeli corporation wholly-owned by Control Centers Ltd. (which in turn, is controlled by Mr. Zisser). Bank Hapoalim B.M. (the "Bank") has instituted legal action to foreclose on its pledges, including, inter alia, all the assets of Europe-Israel securing Europe-Israel's obligations under a loan agreement with the Bank, including its shares in the Company. Pursuant to a judgment of by the Tel Aviv District Court on July 21, 2013, the Court appointed a receiver for Control Centers Ltd. and Europe-Israel, including with regards to the Company's shares held by Europe-Israel. Europe-Israel filed an appeal with the Israeli Supreme Court with respect to said judgment, as well as a motion for a stay order. As of the date hereof, by order of the Supreme Court, the implementation of the receivership has been stayed and the receiver is not authorized to vote or sell the Company's shares held by Europe Israel.

Proposal No. 1

ELECTION OF DIRECTORS

At the Meeting, up to seven directors are to be elected, each to hold office until the next General Meeting of Shareholders at which one or more directors are elected, unless any office is earlier vacated under any relevant provision of our articles of association or applicable laws or regulations. Nominees, if elected, together with our external directors will constitute the entire Board of Directors.

Our current external directors, Mr. Zvi Tropp and Ms. Elina Frenkel Ronen, are serving three-year terms and will not be up for re-election at the Meeting.

Each of the nominees has been nominated by a shareholder holding at least 1% of the Company’s voting power, in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999 (the “Companies Law). Each of the nominees has confirmed that he qualifies as an independent director under the Companies Law and the NASDAQ Listing Rules and that he has the ability to serve on our board of directors.

Our articles of association limit the number of our non-external directors to seven, and eight nominees have been duly proposed by various shareholders.  Accordingly, in event that more than seven nominees receive the affirmative vote of a majority of the Shares present and voting on such election, the seven nominees who received the highest number of affirmative votes shall be elected as members of the Board.

A brief biography of each nominee is set forth below, in alphabetical order by last name:

ALON BACHAR. Mr. Bachar, 44, has served as the Chief Financial Officer of the Bronfman-Fisher Group since 2006, and as the Chief Executive Officer of Isralom Properties Ltd. since 2012, and continues to serve as a director of Palace Industries (P.I.) Ltd. and Shufersal Ltd. From 2003 until 2006, Mr. Bachar served as the Deputy Chief of the corporate division of Bank of Jerusalem Ltd. From 1999 until 2003, Mr. Bachar served as Credit Officer of the corporate division in the Industrial Development Bank of Israel Ltd. From 1996 until 1999, Mr. Bachar served as an Analyst and Credit Officer in the corporate division of Bank Leumi L’Israel B.M. Mr. Bachar holds a B.A in Economics from Tel Aviv University, as well as an MBA from Ben-Gurion University.

ELIEZER AVRAHAM BRENDER.  Mr. Brender, 36, has served as Founder, General Partner and Chief Investment Officer of Exigent Capital Management, a hedge fund manager, since 2008, as well as Founder, General Partner, directors of Liberty SBF, a commercial real-estate lender since 2011. From 2004 until 2008, Mr. Brender served as Managing Director of Poal Capital Partners, a commercial real-estate investor and operator. From 2000 until 2001, Mr. Brender served as a Foreign Exchange Analyst at JP Morgan Chase. Mr. Brender serves as a member of the Investment Committee of Shalem College, Jerusalem, and as a member of the board of directors of Ha’Am Ha’Yehudi (AISH Tel Aviv), a non-profit organization. Mr. Brender holds several professional licenses.

RON HADASSI. Mr. Hadassi, 49, serves as Senior Manager of the Bronfman-Fisher Group, as well as the Vice Chairman of Super-Sol Ltd., Isralom Properties Ltd. and Palace Industries Ltd. Mr. Hadassi also serves as Chairman and acting Chief Executive Officer of Nanette Real Estate Group N.V. From 2005 until 2012, Mr. Hadassi served as Chairman of the board of directors of Northern Birch Ltd. (IKEA Israel), where he continues to serve on the board and as Chairman of a subsidiary. Mr. Hadassi has served on the boards of public companies including Blue Square Israel Ltd., Blue Square Real Estate Ltd., Bet Shemesh Engines Holdings Ltd., Naaman Group (N.V(. Ltd. and Olimpia Real Estate Holdings as well as its subsidiaries. Mr. Hadassi is a banking and finance professor at Hebrew University, Jerusalem, the Interdisciplinary Centre, Herzeliya, and the College of Management, Rishon LeZiyon, holds a B.A in Economics and Political Science, an LL.B and an MBA, all from Tel Aviv University, and is a member of the Israeli Bar.

SHLOMO KELSI. Mr. Kelsi, 42, has served as the Managing Director and General Manager of all holding subsidiaries of Ampal-American Israel Corporation since 2013. From 2009 until 2012, Mr. Kelsi served as the Deputy Chief Executive Officer and director of Industrial Development Bank of Israel Ltd., up to its acquisition by the Israeli government. From 2002 until 2009, Mr. Kelsi served as co-CEO of Risk Modules, a consulting firm. From 1997 until 2002, Mr. Kelsi served as a Senior Manager at KPMG Somekh Chaikin. Mr. Kelsi holds a B.A in Accounting and Economics as well as an M.Sc. in Finance, both from Tel-Aviv University, and is a Certified Public Accountant.

YOAV KFIR.  Mr. Kfir, 41, serves as the Founder and Managing Director of the VAR Group. Mr. Kfir has served as interim Chief Executive Officer, Chief Financial Officer, advisor or court appointed officer with respect to various companies. Among his roles, Mr. Kfir served as a creditors’ committee member in the restructuring process of the Company, receiver and trustee to Alvarion Ltd., financial advisor in the IDB Group take-over and restructuring process, trustee to Eshbal Technologies Ltd. and a court appointed expert to Sunny Electronics Ltd. Prior to founding VAR Group, Mr. Kfir served as an audit manager at Kesselman & Kesselman, a member of PwC International. Mr. Kfir is the sole non-government member of the Friends’ Society of Jerusalem Mental Hospitals and serves as chairman of several audit committees of non-profit organizations. Mr. Kfir holds a B.A in Business Administration from the College of Management, Rishon LeZiyon, and is a Certified Public Accountant.

BOAZ LIFSCHITZ. Mr. Lifschitz, 45, is a co-founder and General Partner of Peregrine Ventures, a venture capital fund. Mr. Lifschitz previously served as Chief Operating Officer and Chief Financial Officer of VisionCare Opthalmic Technologies. Mr. Lifschitz served on the board of Neovasc Inc., Cartiheal Ltd. and other privately held companies. Mr.  Lifschitz holds a B.Sc. from Bar-Ilan University as well as a M.Sc. from Boston University jointly with Ben Gurion University.

NADAV LIVNI.  Mr. Livni, 40, is a founder and has served as Managing Director of The Hillview Group, a Merchant Bank based in London, managing high-value strategic capital market transactions across Central and Eastern Europe, Russia Africa and the U.S. since 2006. Mr. Livni previously served in various roles at Deutsche Bank, Goldman Sachs and KPMG, specialising in mergers and acquisitions and various aspects of capital raising in the public and private markets with a focus on Europe, Turkey, Russia and Africa. Mr. Livni holds a Bachelor of Commerce from the University of the Witwatersrand, Johannesburg, as well as an M.Sc. (Finance) from City University Business School (CASS), London.

DR. SHLOMO NASS. Dr. Nass, 53, serves as Senior Partner in Dr. Shlomo Nass & Co., an Israeli law firm that he founded in December 1996, specializing in real estate, liquidations, receiverships and corporate rehabilitation, arbitration, corporate and commercial law. Dr. Nass serves as a Trustee and a manager of companies under rehabilitation (as Chapter 11), receivership or liquidation, such as Club - Market Marketing Nets Ltd., Burger Ranch Group; Agrexco Agricultural Export Company Ltd. (Carmel), Maariv Communication, Arie & Ofer Group, Baranowitch Group, Tzamantkal Group and SH.A.P Group. Dr. Nass serves as a director of Citigroup Financial Products Israel Ltd., as director in Aviv Alron Ltd. and as a director of Click Software Technologies Ltd. In addition, Dr. Nass served in the past as a member of the Israel Securities Authority Council, as the Chairman of the Board of Israel Electric Corporation Ltd., Ayalon Insurance Co. Ltd. and Ayalon Financial Solutions Ltd, as a director of IBC-Industrial Buildings Corporation Ltd., Partner Communication Company Ltd., Formula Systems (1985) Ltd. and several other companies such as NMC United Entertainment Ltd.,  Darban Investments Ltd., and Tempo Beer Industries Ltd. Dr. Nass also served as President, Partner and Director of the group of investment companies within I.G.B. – Israel Global Business.  Dr. Nass holds various positions in non-profit corporations such as Vice Chairman of the Public Advisory Committee on Trade Levies, Member of the Management Committee, Fulbright – United States – Israel Educational Foundation. Dr. Nass holds a Ph.D. and LL.B. in Law and a B.Sc., Economics and Accounting from Bar-Ilan University, and completed a Mediators Course of the Ministry of Justice.  He is a member of the Israel Bar Association and is a Certified Public Accountant. Dr. Nass is also a Certified Information System Auditor, C.I.S.A. (USA). Dr. Nass is a lecturer on Corporate Law and Companies and Business Management and Companies’ Recovery and Liquidation at IDC – Interdisciplinary Center, Herzliya, and at Bar-Ilan University. He is also a lecturer in a Directors’ Training seminar at “Lahav” Executive Education at the Recanati Faculty of Management in Tel-Aviv University.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of the election of each nominee set forth above.

Our articles of association limit the number of our non-external directors to seven, and eight nominees have been duly proposed by various shareholders.  Accordingly, in event that more than seven nominees receive the affirmative vote of a majority of the Shares present and voting on such election, the seven nominees who received the highest tally of affirmative votes shall be elected as members of the Board.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that Alon Bachar be and hereby is elected to the Board of Directors."

"RESOLVED, that Eliezer Avraham Brender be and hereby is elected to the Board of Directors."

"RESOLVED, that Ron Hadassi be and hereby is elected to the Board of Directors."

"RESOLVED, that Shlomo Kelsi be and hereby is elected to the Board of Directors."

"RESOLVED, that Yoav Kfir be and hereby is elected to the Board of Directors."

"RESOLVED, that Boaz Lifschitz be and hereby is elected to the Board of Directors."

"RESOLVED, that Nadav Livni be and hereby is elected to the Board of Directors."

"RESOLVED, that Shlomo Nass be and hereby is elected to the Board of Directors."

The Board of Directors makes no recommendation with respect to any of these proposed resolutions.

OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting.  However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the attached form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

Your prompt action is required to vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign a form of proxy and return it to us, so that it is received at our offices at least 48 hours before the Meeting.

By Order of the Board of Directors,

MR. SHIMON YITZHAKI
Executive Chairman

February 27, 2014